Exhibit 15.3

20405 Tomball Parkway, Building 2, Suite 200, Houston, Texas 77070, USA

T +1 281 448 6188 F +1 281 448 6189 W www.rpsgroup.com

January 31, 2018

CNOOC Limited

No. 25, Chaoyangmenbei Dajie

Dongcheng District

Beijing 100010, P.R. China

Gentlemen:

As per your request, RPS has prepared an estimate of the proved reserves, future production and income attributable to certain leasehold interests owned by CNOOC Limited as of December 31, 2017. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register, including all references to Regulation S-X and Regulation S-K (SEC regulations). Our third party revision, completed on January 31, 2018 and presented herein, was prepared for public disclosure by CNOOC Limited in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves and future net income amounts presented in this report, as of December 31, 2017, are based on the reserve estimate review that RPS performed for PAE’s year-end 2017 reserve report. In our opinion, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

CNOOC Limited holds 50% interest in Bridas Corporation and Bridas Corporation holds 50% interests in PAE. Therefore CNOOC Limited, through Bridas Corporation, owns 25% of participating interests in PAE.

The subject properties are located in Argentina and Bolivia, South America. The properties evaluated by RPS account for a portion of CNOOC Limited’s total net proved reserves as of December 31, 2017.

Based on information provided by CNOOC, the third party estimate conducted by RPS addresses 6.25 percent of the Total Proved reserves of CNOOC on a barrel oil equivalent basis (BOE).

The estimated reserves and future net income amounts presented in this report, as of December 31, 2017, are related to hydrocarbon prices. . Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized in the following table.

SEC PARAMETERS Estimated Net CNOOC Limited Reserves and Income Data As of December 31, 2017

Note: Hydrocarbon liquids are crude oil, condensate and gasoline which are reported in thousands (103) stock tank barrels (Mbbl). The Condensate and Gasoline estimates are volumes captured during field separation and gas plant processing in the field. The natural gas reserves reported include gas sales and fuel gas. These volumes are reported in million (106) cubic feet (MMcf) at standard conditions of 14.7 psia and 600 Fahrenheit.

In this report, the revenues, deductions and income data are expressed as thousands of U.S. dollars (M$).

Note: Values by property are shown in Table 1 included in the report.

Note：The future gross revenue is after the deduction of royalty and turnover taxes in Argentina. The deductions also account for the joint venture (JV) terms PAE has with Petrominera del Chubut S.E. (PMC), new JV partner in the Anticlinal Funes field, in which PAE carries all the investments and cost, in return receives a greater share of the production until reimbursed. In Bolivia royalty IDH and YPFB part has been also subtracted.

The deductions incorporate the normal direct costs of operating the wells, recompletion costs, development costs, certain abandonment costs, which are shown as “other” deductions. The future net income is before the deduction of foreign government income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist, nor does it include any adjustment for cash on hand or undistributed income.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows:

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Rules and Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from Part 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in this report. The proved developed non-producing reserves included herein consist of the shut-in and behind-pipe categories.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At CNOOC Limited’s request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease”. Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

For Cerro Dragón, Piedra Clavada and Koluel Kaike areas there are volumes of Proved Undeveloped Reserves associated with Proved Locations that have been booked for more than 5 years. PAE's continued development activities over the years have created new opportunities that have delayed drilling some of the existing Proved locations. All Proved locations are planned to be drilled in the following 5 years in each area.

The proved reserves reported herein are limited to the period prior to expiration of current contracts providing the legal rights to produce, or a revenue interest in such production, unless evidence indicates that contract renewal is reasonably certain. Furthermore, properties in the different countries may be subjected to significantly varying contractual fiscal terms that affect the net revenue to CNOOC Limited for the production of these volumes. The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

These performance methods include, but may not be limited to, decline curve analysis and material balance which utilized extrapolations of historical production and pressure data available through December 31, 2017 in those cases where such data were considered to be definitive. The volumetric method, analogy or a combination of methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The volumetric analysis utilized pertinent well and seismic data supplied to RPS by PAE that were available through December 31, 2017. The data utilized from the analogues as well as the well and seismic data incorporated into our volumetric analysis were considered sufficient and appropriate for the purpose thereof.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. Therefore, it is the classification of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. All quantities of reserves within the same reserve class must meet the SEC definitions.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.

PAE has made all of the material accounts, records, geological and other data required for this investigation available to us. In preparing our forecast of future proved production and income, we have relied upon data furnished by PAE, CNOOC´s Limited joint venture partner. RPS considers the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

Estimates of reserves quantities and their associated reserve class and categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve class and categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with SEC regulations. In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated, in which case an estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by PAE. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowable or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon liquid prices for the export market used in the preparation of this report are based on the average prices during the 12-month period for the year 2017, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period in accordance with SEC guidelines. The local market was deregulated effective October 2017 and therefore the price was estimated as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within the fourth quarter of 2017. Natural gas prices are based on existing gas contracts, and on the reasonable expectation that such gas contracts, will be extended to the entire life of the concession. There are some areas under Gas-Plus contract scheme with a specific price. For economic runs the gas price used was estimated based on production forecast weighted average taking into consideration both natural gas and Gas-Plus prices.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished by PAE and reviewed by RPS for their reasonableness.

Costs

Operating costs for the leases and wells in this report are based on the operating expense reports of PAE and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by PAE. No deduction was made for loan repayments, interest expenses or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by PAE and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. The estimates of the net abandonment costs furnished by PAE were accepted without independent verification. Current costs used by PAE were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

RPS is a multi-disciplinary consultancy, providing technical, commercial and project management support services in the fields of operations, geoscience, engineering and health, safety and environment to the energy sector worldwide. RPS’s clients around the world include governments, national oil companies, integrated majors, independents, and start-ups, legal and financial institutions.

RPS USA is part of the larger UK based RPS Group plc that employs nearly 5,000 staff based in offices located in the UK, Ireland, the Netherlands, USA, Canada, Australia and Brazil.

As an independent and experienced consultancy company with a global capability, RPS is well qualified to provide both technical and economic assessments of reserves/resources, prospect evaluation, field discoveries and producing fields. In the Oil and Gas Sector, RPS personnel have provided Competent Persons reports for inclusion in both public and private circulars for funding purposes. We have provided investors with confidential valuations and assessments during mergers and acquisitions. Asset appraisal and valuation have always been a core element of RPS consulting business.

As indicated above, this study was based on data supplied by PAE. The supplied information was reviewed for reasonableness from a technical perspective. As is common in oil field situations, basic physical measurements taken over time cannot be verified independently in retrospect. As such, beyond the application of normal professional judgment, such data must be accepted as representative.

The opinions and interpretations presented in this report represent our best technical interpretation of the data made available to us. However, due to the uncertainty inherent in the estimation of all sub-surface parameters, we cannot and do not guarantee the accuracy or correctness of any interpretation and we shall not, except in the case of gross or willful negligence on our part, be liable or responsible for any loss, cost damages or expenses incurred or sustained by anyone resulting from any interpretation made by any of our officers, agents or employees.

Except for the provision of professional services on a fee basis, RPS does not have a commercial arrangement with any other person or company involved in the interests that are the subject of this report.

RPS personnel who prepared this report are degreed professionals with the appropriate qualifications and experience to complete the estimate work. RPS and its staff do not claim expertise in accounting, legal and environmental matters, and opinions on such matters do not form part of this report.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by CNOOC Limited.

Very truly yours,

RPS

/s/ Victor Wayne Taylor

[SEAL]

Victor Wayne Taylor

PE License# 71417

Principal Engineer